                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                               ------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                              THE JUDGE GROUP, INC.
                       (Name of Subject Company (Issuer) )

                  JUDGE GROUP ACQUISITION CORPORATION (Offeror)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person) )

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    481271104
                      (CUSIP Number of Class of Securities)

                          Michael P. Gallagher, Esquire
                               Pepper Hamilton LLP
                                 400 Berwyn Park
                                899 Cassatt Road
                              Berwyn, PA 19312-1183
                                 (610) 640-7800
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)




                            CALCULATION OF FILING FEE

        Transaction Valuation*                      Amount of Filing Fee*
    -------------------------------                 ---------------------
            Not Applicable                             Not  Applicable


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.

              issuer tender offer subject to Rule 13e-4.

         [X]  going-private transaction subject to Rule 13e-3.

              amendment to Schedule 13 under Rule 13d-2.D

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


Item 1 - 11

N/A


Item 12. Exhibits.

Exhibit 99.1    Text of Press Release, issued by Judge Group Inc.
                on April 10, 2003.

Exhibit 99.2    Letter from Martin E. Judge, Jr. to the Board of
                Directors of Judge Group Inc.

Item 13. Information Required by Schedule 13E-3.

                N/A



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/  MARTIN E. JUDGE JR.
                                             -------------------------------
                                             (Signature)

                                             Martin E. Judge Jr., President
                                             -------------------------------
                                             (Name and Title)

                                             April 10, 2003
                                             --------------
                                             (Date)